Exhibit (a)(1)(g)

Confirmation Email to Employees who Elect to Participate in the Exchange Offer

Exar Corporation has received your election form dated                     , by which you elected to have all of your outstanding options with exercise prices equal to or greater than $26.00 per share and all of your outstanding options granted to you since February 27, 2003 cancelled in exchange for new options to be granted at least six months and one day later, subject to the terms and conditions of the offer.

If you change your mind, you may withdraw your election by completing and signing the withdrawal form which was previously provided to you, and faxing it to Gene Robles at fax number (510) 668-7011 or hand delivering it to Gene Robles at Exar Corporation, 48720 Kato Road, Fremont, CA 94538 before 5:00 p.m., Pacific time, on [September 25], 2003. Withdrawal forms submitted by U.S. mail and Federal Express are not permitted. If you have questions, please call Gene Robles at (510) 668-7075.

Please note that our receipt of your election form is not by itself an acceptance of the options for exchange. For purposes of the offer, Exar will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when Exar gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, email or other method of communication. Exar’s formal acceptance of the properly tendered options is expected to take place shortly after the end of the offer period.

This notice does not constitute the offer to exchange. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003; (2) the election form; and (3) the withdrawal form, all of which have been distributed to you. You may also access these documents through Exar Corporation’s website at www.exar.com via the link “Tender Offer Information,” or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.